SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

02049703

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

02 AUG 29 AM 11:47

August 23, 2002

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 23, 2002	Director Shareholding – Long Term Incentive Share Option Plan - 2002 Options

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: *Christopher C Roberts*
Christopher C. Roberts

PROCESSED
SEP 0 3 2002
THOMSON FINANCIAL

dlw 9/5

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:083002
18031915-3.doc

ELECTROCOMPONENTS PLC (" Electrocomponents")

Long Term Incentive Share Option Plan (the "Plan") – 2002 Options

Electrocomponents announces the following:

On 23 August 2002, the Company was informed that on 22 August 2002 the Remuneration Committee granted options over Electrocomponents 10p ordinary shares ("Shares") to Mr I Mason (Group Chief Executive), Mr J L Hewitt. (Deputy Chairman and Group Finance Director), and Mr R B Butler (Chief Process Officer) under the Rules of the Plan as follows:

Director	Number of Shares	Exercise Price	Total Interest In Share Options
I Mason	552,300	312p	606,712
J L Hewitt	461,333	312p	466,362
R B Butler	363,868	312p	415,613

The options are subject to performance conditions which will determine the proportion (which can vary between 0% and 100%) which will eventually vest.

Following these transactions, Mr Mason has an interest in 36,136 Shares, Mr Hewitt has an interest in 68,649 Shares, and Mr Butler has an interest in 37,136 Shares, together representing less than 0.1% of the issued share capital of the Company.

At the close of business on 21 August 2002 the mid market price of 10p ordinary shares in Electrocomponents plc was 319.5p

CARMELINA CARFORA
GROUP COMPANY SECRETARY
(Tel: 01865 204000)

23 August 2002